United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐       No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐       No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
EXCERPT OF THE MINUTES OF THE
EXTRAORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.
On August 11, 2011, at 9:30 am, Messrs. Ricardo José da Costa Flores — Chairman, Mário da Silveira Teixeira Junior — Vice-Chairman, Renato da Cruz Gomes, Robson Rocha, Nelson Henrique Barbosa Filho, José Ricardo Sasseron and José Mauro Mettrau Carneiro da Cunha, and the alternates Messrs. Eduardo de Oliveira Rodrigues Filho and Paulo Sergio Moreira da Fonseca, met, extraordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, RJ. The member of the Fiscal Council Mr. Aníbal Moreira dos Santos, also attended the meeting pursuant to article 163 § 3 of the Brazilian Corporate Law. Therefore, the Board of Directors has having unanimously resolved upon the following: “3.1.1 PAYMENT OF VALE’S SHAREHOLDERS EXTRAORDINARY REMUNERATION — In compliance with Vale Dividend Policy to Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, the Board of Directors approved, upon the Fiscal Council favorable report, as mentioned by the member of the Fiscal Council Mr. Aníbal Moreira dos Santos, who attended the meeting according to article 163 § 3 of the Brazilian Corporate Law, the payment of shareholder’s extraordinary remuneration, from August 26, 2011, of the total amount of R$4,854,900,000.00, equivalent to R$0.933403176 per outstanding common or preferred shares issued by Vale, represents an advance of the remuneration from the profit of the 2011 fiscal year, as of the balance sheet dated June, 2011. All the holders, which on August 11, 2011 have shares issued by Vale, which on August 16, 2011 have Vale’s American Depositary Receipts, and which on August 16, 2011 have Vale’s Hong Kong Depositary Receipts, the latter at the close of business, shall be entitled to receive such payment.”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.”
Rio de Janeiro, August 11, 2011.
Clovis Torres
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Date: August 11, 2011		Roberto Castello Branco
Director of Investor Relations